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MAY 26 2023

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SEC FILE NUMBER
8-69504

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AXIA CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Madison Ave., Suite 11A
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Taormina	(212) 792-0255	james.taormina@axiacm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EVANS AND BENNETT, LLP
(Name – if individual, state last, first, and middle name)

2212 Erie Blvd. East	Syracuse	NY	13224
(Address)	(City)	(State)	(Zip Code)

August 11, 2009	3710
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- PUBLIC -

RMS

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AXIA CAPITAL MARKETS, LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CHIEF FINANCIAL OFFICER

Notary Public

JOHN STOUPAKIS
Notary Public, State of New York
No. 01ST6247616
Qualified in New York County
Commission Expires August 29, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axia Capital Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC as of March 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axia Capital Markets, LLC's management. Our responsibility is to express an opinion on Axia Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Axia Capital Markets, LLC's auditor since 2020.
Syracuse, New York
May 24, 2023

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
March 31, 2023

Assets		
Cash	$	260,551
Security Deposit		12,500
Prepaid Expenses and Other Assets		169
Total Assets	$	273,220
		=========
Liabilities and Member's Equity		
Liabilities		
Accrued Expenses and Other Liabilities	$	375
Total Liabilities		375
Member's Equity		272,845
Total Liabilities and Member's Equity	$	273,220
		=========

The accompanying notes are an integral part of this financial statement.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statement
For the Year Ended March 31, 2023

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in mergers & acquisitions and other advisory services as a Capital Acquisition Broker, as defined in applicable FINRA rules.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the year ended March 31, 2023.

Revenue Recognition: Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No contract liabilities existed at March 31, 2023 and 2022.

Receivables: Receivables are due based on terms of the respective agreement. At March 31, 2023, there were no receivables. There were no receivables at March 31, 2022. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients.

Events Occurring After Reporting Date: Management has evaluated subsequent events through the date which the financial statements were issued.

3 – RELATED PARTY COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provided for a monthly payment of $7,500 per month on a month-to-month basis through December 31, 2023. For the year ended March 31, 2023, total occupancy and equipment expense under this sublease amounted to $90,000 which is included in Occupancy and Equipment in the Statement of Operations.

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's cash balance as of March 31, 2023 was $260,551 and has a potential credit risk in that, as of March 31, 2023, it had $10,551 not covered by any form of insurance.

The Company derives its revenue from a limited number of clients. For the year ended March 31, 2023, revenues from one customer totaled 100% of advisory fees and revenues from one customer totaled 100% of Private Placement fees.

5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company acts as a Capital Acquisition Broker which results in a net capital requirement of $5,000.

In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $5,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At March 31, 2023, the Company had net capital of $260,176, as defined, which exceeded its required net capital by $255,176. The ratio of aggregate indebtedness to net capital was 0.00147 to 1.